Exhibit 11

WADDELL & REED FINANCIAL, INC.

COMPUTATION OF EARNINGS PER SHARE

	2010	2009	2008
	(in thousands except for per share data)

Net income	$156,959	$105,505	$96,163

Basic weighted average shares outstanding	85,618	85,484	85,761

Diluted weighted average shares outstanding	85,647	85,544	86,113

Basic net income per share	$1.83	$1.23	$1.12

Diluted net income per share	$1.83	$1.23	$1.12